UNEMPLOYMENT WAIVER OF WITHDRAWAL CHARGES RIDER

This rider is made part of the annuity contract to which it is attached. It shall become part of the Withdrawal Provisions section of the contract.

Unemployment Waiver of Withdrawal Charges

If you or the annuitant become unemployed at least one year after the contract date, you can withdraw, once per contract year, the amount shown in (a) or (b) below without withdrawal charges:

(a) 25% of your prior contract anniversary value (or $10,000 if greater) if the unemployment condition as defined in this rider is met for at least 30 straight days; or

(b) 50% of your prior contract anniversary value (or $10,000 if greater) if the unemployment condition as defined in this rider is met for at least 180 straight days.

The unemployment condition shall be met if the unemployed person is currently receiving unemployment compensation from a government unit of the United States, whether state or federal.

We must receive due proof of the unemployment compensation at the time of your request each year which includes, but is not limited to, a legible photocopy of payments that meet the above criteria with regard to dates and a signed letter from you that you or the annuitant meet the above criteria.

This benefit does not impact any tax liabilities or IRS penalties incurred as a result of a withdrawal. You or the annuitant are responsible for all such liabilities and penalties.

This Rider is effective as of the contract date of this contract.

American Enterprise Life Insurance Company



Secretary